UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Scott Brannan

11790 Glen Road

Potomac, MD 20854

(301) 299-2225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 35,716,403
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 35,716,403
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,716,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%1
14.	Type of Reporting Person (See Instructions) IN

1	Based on the outstanding number of shares reported in the Company’s Form 10-Q filed on April 18, 2019.

Introductory Statement

This Amendment No. 5 (this “Amendment No. 5”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). This Amendment No. 5 amends and supplements (i) the Statement originally filed on March 30, 2007 with the Securities and Exchange Commission (the “Commission”) by Mitchell P. Rales, (ii) Amendment No. 1 to the Statement filed on February 12, 2010 with the Commission by Mitchell P. Rales, (iii) Amendment No. 2 to the Statement filed on June 30, 2011 with the Commission by Mitchell P. Rales, (iv) Amendment No. 3 to the Statement filed on March 15, 2013 with the Commission by Mitchell P. Rales, and (v) Amendment No. 4 to the Statement filed on March 12, 2015 with the Commission by Mitchell P. Rales. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, or Amendment No. 4, as applicable. The purpose of this Amendment No. 5 is to amend and supplement the information contained in Item 5 of the Statement.

The Reporting Person’s percentage and share ownership reflected in this Amendment No. 5 differ from the Reporting Person’s percentage and share ownership reflected in Amendment No. 4 primarily on account of the Reporting Person’s disposition of shares as gifts and as a result of an increase in the outstanding shares of the Issuer’s common stock.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person is the beneficial owner of 35,716,403 shares of common stock representing approximately 5.0% of the approximately 715,933,649 shares outstanding, as disclosed in the Company’s Form 10-Q filed on April 18, 2019. The Reporting Person’s ownership consists of 32,000,000 shares owned by limited liability companies of which the Reporting Person is the trustee of the sole member, 3,286 shares owned by the Reporting Person’s two minor children, 798,274 shares held by the Mitchell P. Rales Family Trust of which the Reporting Person is trustee, 193,431 shares attributable to the Reporting Person’s 401(k) account and 2,721,412 shares owned directly. The Reporting Person disclaims beneficial ownership of all shares that are owned directly or indirectly by his spouse and by Steven M. Rales, his brother.

All of the shares of the Company’s common stock held by the limited liability companies of which the Reporting Person is the trustee of the sole member are pledged to secure lines of credit with certain banks and each of these entities and the Reporting Person are in compliance with these lines of credit.

As of April 18, 2019, the Reporting Person is no longer the beneficial owner of more than five percent of the Issuer’s common stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2019
Date

/s/ Mitchell P. Rales
Signature

Mitchell P. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)